Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Investor Q&A

October 2, 2007

Q1.	What are the terms of the share exchange and how will it operate?
A1.

The share exchange involves the exchange of Nikko Cordial Corporation (“NCC”) ordinary shares, held by minority shareholders (shareholders excluding Citigroup Japan Holdings Ltd.), for Citigroup Inc. (“Citigroup”) common shares at a predetermined fixed value. Citigroup is the 100% parent company of Citigroup Japan Holdings Ltd. (“CJH”), which currently owns approximately 67.2% of NCC. After the share exchange, Citigroup, via its 100% subsidiary, CJH, will acquire all of NCC’s shares.

Q2.	When is the share exchange expected to occur?
A2.

NCC and CJH are scheduled to execute a share exchange agreement by the end of October 2007. Although the schedule is subject to change, as of this time, an extraordinary general meeting of the shareholders of NCC is tentatively scheduled to be held in December 2007 to consider the approval of the share exchange. The share exchange is tentatively scheduled to take effect in January 2008. The precise timing and details will be provided as soon as they have been determined.

Q3.	What is the exchange ratio? Is it fair?
A3.

Under the current plan, the exchange ratio will be determined based upon a value of approximately ¥1,700 per NCC share. The actual number of Citigroup shares to be exchanged for each NCC share shall be determined based upon the average trading price of Citigroup shares (subject to a minimum average of $37.00 and a maximum average of $58.00 per Citigroup share) over a specified measurement period in December 2007 or January 2008. For more detailed information about how the exchange ratio was calculated, please refer to our press release dated October 2, 2007, “Notice Concerning Basic Agreement on Share Exchange.”

Q4.	What is the purpose of the share exchange and how will shareholders benefit from it?
A4.

The consideration to be paid for the NCC shares represents a premium over the current price. We also believe that the share exchange will allow NCC and CJH to strengthen and develop our comprehensive strategic alliance that was announced in March 2007.

Q5.	What kind of company is Citigroup?

A5.

Citigroup is the U.S.-based holding company of a leading global financial services group. Citigroup and NCC have been business and financial partners for a long time. As of the end of June 2007, Citigroup indirectly owned approximately 68% of the voting rights of NCC through CJH, and as such, is NCC’s indirect parent company.

Q6.	What if I do not want to exchange my NCC shares for Citigroup shares?
A6.

After the effective date of the share exchange, current NCC shareholders will no longer be able to continue to hold NCC shares. Prior to the effective date, you may sell your NCC shares if you want to convert them into cash (which may be easier to do while NCC shares are still listed). Alternatively, you may also exercise your appraisal rights as a dissenting shareholder.

Q7.	When is the delisting of NCC shares scheduled to occur?
A7.	The delisting of NCC shares is scheduled to occur on or before the effective date of the share exchange. However, the specific date has yet to be determined.
Q8.	What procedures should NCC shareholders take in connection with the share exchange?
A8.	Detailed procedures for the share exchange will be announced later.
Q9.	After the effective date of the share exchange, is it possible to promptly sell the Citigroup shares received in the share exchange?
A9.	We are currently developing measures which will enable shareholders to conveniently sell any Citigroup shares received in the share exchange. Detailed procedures will be announced later.
Q10.	How will dividends on NCC shares be paid from now on?
A10.

As previously announced, shareholders who were NCC shareholders as of the end of September will be paid a dividend for the 2nd Quarter of this fiscal year. This dividend will be ¥8 per share and will be paid in late November.

Important notice

This Investor Q&A is for informational purposes only and does not constitute an offer of any securities. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a copy of the prospectus, as well as other information about the share exchange transaction, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company's public filings.

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